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                                   PROSPECTUS

262,518 shares of common stock offered by the selling securities holders.

Innovative Medical Services ("Innovative", "us", or "we") will not receive any of the proceeds from the sale of shares by the Selling securities holders.

The Company's Shares are traded on The Nasdaq SmallCap Market under the symbol PURE.

On February 26, 2001, the closing sale price of the common stock, as reported on the Nasdaq SmallCap Market, was $3.625 per share.

THESE ARE SPECULATIVE SECURITIES, INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE
INVESTMENT. (SEE "RISK FACTORS.")

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISSAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Selling securities holders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices, or at privately negotiated prices. The Selling securities holders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling securities holders. More information is provided in the section titled "Plan of Distribution."


The date of this Prospectus is February 26, 2001



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Where You Can Get More Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC's Web site at http://www.sec.gov.

Our common stock is listed on the Nasdaq SmallCap Market, and you can read and inspect our filings at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

The SEC allows us to "incorporate by reference" information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We have filed a Registration Statement on Form S-3 under the Securities Act of 1933 with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the Registration Statement on Form S-3, as permitted by the SEC. Refer to the Registration Statement on Form S-3, including the exhibits, for further information about us and our common stock being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above.

Upon request, we will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any information that was incorporated by reference in the prospectus (other than exhibits to documents, unless the exhibits are specifically incorporated by reference into the prospectus). The Company will also provide upon request, without charge to each person to whom a copy of this prospectus has been delivered, a copy of all documents filed from time to time by us with the SEC pursuant to the Exchange Act of 1934. Requests for copies should be directed to Donna Singer Vice President, Innovative Medical Services, 1725 Gillespie Way, El Cajon, California 92020. Telephone requests may be directed to Ms. Singer at (619) 596 9600.


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Certain Information We Are Incorporating By Reference

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     --   Form 10-KSB Annual Report for the fiscal year ended July 31, 2000
     --   Definitive Proxy Statement filed on November 28, 2000
     --   Form 10-QSB Quarterly Report for the 3 months ended Oct. 31, 2000
     -- Exhibit 4.5 of S-3 Registration Statement, SEC File #333-36248 effective on May 17, 2000. -- All other documents filed by us after the date of this Prospectus under Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, (the Exchange Act) are incorporated by reference herein to be a part thereof from the date of filing of such documents.

You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us at the following address:

Innovative Medical Services
1725 Gillespie Way, El Cajon, California 92020
e-mail: dsinger@imspure.com

This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus. No one else is authorized to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

Forward-Looking Statements

This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934, including statements regarding The Company's drug development programs, clinical trials, receipt of regulatory approval, capital needs, collaborative agreements, intellectual property, expectations and intentions. Forward-looking statements may be identified or qualified by words such as "likely", "will", "suggests", "may", "would", "could", "should", "expects", "anticipates", "estimates", "plans", "projects", "believes", or similar expressions and variants of those words or expressions.

Forward-looking statements necessarily involve risks and uncertainties, and The Company's actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth below under "Risk Factors" and elsewhere in this prospectus. The factors set forth below under "Risk Factors" and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. The Company cautions readers not to place undue reliance on such statements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

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                               Prospectus Summary

Innovative Medical Services ("Innovative", "us" or "we"), is based in El Cajon, California. We market unique water treatment and disinfecting solutions to a broad range of customers, including pharmaceutical, healthcare and consumer markets. We have expanded from our niche pharmacy market into other, broader markets with new products, including residential and commercial water filtration systems, health and wellness-related retail merchandise, e-commerce products, and silver ion bioscience technologies.

Our Fillmaster(R)pharmaceutical water purification, dispensing and measuring products include the Pharmapure(R)water purification system, the FMD 550 dispenser, the patented Fillmaster 1000e computerized dispenser and the patented Scanmaster(TM)bar code reader. We also market proprietary NSF certified replacement filters for the Fillmaster Systems.

Our "Pharmacist Recommended" Nutripure(R)line of water treatment and filtration systems includes the Nutripure 3000S-Series whole-house water softening systems, the Nutripure Elite reverse osmosis point-of-use systems, the Nutripure 2000 countertop water filtration system and the Nutripure Sport filtered sport bottle. We distribute our various Nutripure products in several ways, including retail sales, catalogue placement, business-to-business sales, internet promotion and in-home sales presentations.

Through our subsidiary Nutripure.com(R), we operate an e-commerce health supersite, which provides consumers a wide variety of vitamins, minerals, nutritional supplements, homeopathic remedies and natural products. In addition to merchandise, the supersite offers comprehensive health and wellness information in an easy-to-access, intuitive reference format.

We have obtained worldwide manufacturing and marketing rights for advanced silver ion technologies. Potential applications for these products include municipal and point-of-use/point-of-entry water treatment, food processing, personal disinfecting retail products, and commercial and retail hard surface disinfecting products. In addition, these technologies may prove to be revolutionary in the healthcare market for treatment of human and animal infections and wounds, and for disinfecting applications in hospitals, clinics, surgical centers and other medical and health related facilities.

In January 2001, we announced the acquisition of a safe pesticide technology. The product line, containing formulas for specific pests, provides excellent results against cockroaches, ants, palmetto bugs, silverfish, waterbugs, ticks, fleas, lice and garden pests. The EPA-approved RoachX will be the first product to launch from the line. RoachX is over 96% effective in three to four days with one application for indoor/outdoor eradication of cockroaches. We are marketing RoachX to retailers, commercial pest control companies and businesses in the United States and abroad.

SECURITIES OFFERED: 262,518 shares offered by the selling securities holders.

We are not offering any of the selling securities holders securities. These shares may be sold by the holders from time to time at prevailing market prices. We will not receive any of the proceeds from any sale of the selling securities holders shares. See "Selling securities holders".

USE OF PROCEEDS: The Company will not receive any of the proceeds from any sale of the selling securities holder shares.

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                              Risk Factors

These Securities involve a high degree of risk. Prospective purchasers should consider carefully, among other factors set forth in the Prospectus, the following:


1. We had a loss of $1,745,430 in our most recent fiscal year and may continue to have losses in the future which may impair the value of an investment in the shares.

During the fiscal year ended July 31, 2000 we incurred a loss of $1,745,430. This loss resulted primarily from declining sales of our Fillmaster(R) products and significant expenditures on future products in anticipation of creating future revenue. If our revenue growth is slower than we anticipate or our operating expenses exceed our expectations, it may take an unforeseen period of time to achieve or sustain profitability or we may never achieve or sustain profitability. This may result in an adverse effect on the market value of an investment in the shares.

2. Our market for Fillmaster(R)Products is maturing and sales are declining.

Fillmaster sales have declined in the last 12 months. We believe the decline in Fillmaster revenues is due to multiple factors, including the fact that the market for pharmacy products is maturing in that there is a decreasing number of pharmacy chains that do not have water filtration products, and that we have sold systems to most major chains. The decline in Fillmaster sales may have an adverse effect upon our ability to not only achieve profitability but also to finance the development and marketing of new products. This may result in an adverse effect on the market value of an investment in the shares.


3. We are marketing new products and technology which have not been accepted into the Marketplace.

We have begun marketing several new antimicrobial silver ion technologies to industrial markets including healthcare, dental, veterinary and food processing as well as to consumer products markets as well as environmentally safe pesticides. Risks involved in introducing these new products include liability for product effectiveness and competition from existing or emerging sources. Many of these products must be approved by government agencies, and we may be delayed or prevented from selling the new products until such approvals are obtained. Even after approval, we will remain subject to changing governmental policies regulating antimicrobial products. We also intends to take these technologies to the international marketplace, and international business carries a great deal of risk with regard to foreign governments, banking and markets.

4. Our new products will be competing against well established and extremely large chemical and pharmaceutical companies.

Our silver ion products and environmentally safe pesticide products will be competing in markets dominated by extremely large, well financed and internationally recognized chemical and pharmaceutical companies. Our ability to compete will depend upon developing our brand recognition and distribution methods while are competitors already have well established brands and distribution and many times our financial ability. Focused competition by such chemical and pharmaceutical giants could substantial limit our potential market and ability to profit from these products.

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5. The number of shares issuable upon exercise of stock options may adversely effect the market price for our shares.

We have adopted a 1996 Incentive Stock Option Plan, a 1996 Directors and Officers Stock Option Plan, a 1998 Directors and Officers Stock Option Plan, a 2000 Directors and Officers Stock Option Plan, a Scientific Consultants and Advisors Stock Option Plan and an ETI H2O Corporation Stock Option Plan for our subsidiary which manufactures Axenhol. We have reserved 6,500,000 Common shares for issuance under these plans. As of the date of this Prospectus options to acquire over 4,200,000 shares have been awarded pursuant to these plans. The exercise of options and sale of underlying shares could have an adverse effect on the market for the Shares.



                        Description Of Securities

Common Stock: We are authorized to issue up to 20,000,000 shares of its no par value common stock. Each share is entitled to one vote on matters submitted to a vote of the shareholders. There is no cumulative voting of the common stock. The common stock shares have no redemption provisions nor any preemptive rights. We are also authorized to issue up to 5,000,000 shares of preferred stock, the rights and preferences of which may be set from time to time prior to issuance by the Board of Directors.

Class A Warrants: Each Class A Warrant entitles the holder to acquire an additional common share for $5.25 per common share. The Class A Warrants remain exercisable until August 8, 2001. The Class A Warrants are redeemable for $0.05 per Class A Warrant provided the closing bid price for the common shares shall have averaged in excess of $9.00 per share for any twenty (20) trading days within a period of thirty (30) consecutive business days ending within five (5) days of the date of a Notice of Redemption. The Class A Warrants expire on August 8, 2001.

Class Z Warrants: The Class Z Warrants entitle the holder to acquire one (1) common share at $10 per share. The Class Z Warrants have been exercisable since August 8, 1998 and expire on August 8, 2001.


Private Placement Warrants: 593,196 Private Placement Warrants were sold in March, 2000 in a private placement of securities in March 2000. Each Private Placement Warrant entitles the holder to acquire an additional common share for $5.25 per common share. The Private Placement Warrants remain exercisable until March 31, 2001. An additional 93,334 Private Placement Warrants were sold in January, 2001. These January 2001 Private Placement Warrants entitle the holder to acquire an additional share of common stock for $4.00 per share on or before January 28, 2003.


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                        Selling Securities Holders

The following Selling securities holders whose shares have been registered for public resale are set forth below:

SELLING SECURITIES HOLDER     SECURITIES OWNED        %Before    %After
                              AND OFFERED             Offering   Offering

Genevieve Schiffmann                38,491            <1%        0
Professional Trust Mgmt             19,245            <1%        0
M.H. & Phyllis S. Singleton          9,623            <1%        0
Bavarian Capital Partners            9,623            <1%        0
Andrew DeVries III                  18,868            <1%        0
Peter Rozok and
Susan Rozak                         20,000            <1%        0
Richard Strang                      20,000            <1%        0
James Pritsiolas                    30,000            <1%        0
William Shewalter                   20,000            <1%        0
Solinvest Group, Ltd.               66,668            <1%        0
Donnie R. Cox                       10,000            <1%        0

Professional Trust Management is a business trust of which Albert J. Wagner and
J. Allen Mullins are the trustees.

Bavarian Capital Partners is an international business corporation organized under the laws of the Island of Nevis. Jessica Huggins is the trustee.

Solinvest Group, Ltd., is a corporation for which Mr. Alfred Peeper is the control person.

None of the Selling securities holders nor any of their affiliates have ever held any position, office, or other material relationship with Innovative Medical Services nor hold any additional shares of Innovative Medical Services.


              Selling Securities Holders Plan Of Distribution

The Selling securities holders may sell or distribute its shares in transactions through underwriters, brokers, dealers or agents from time to time or through privately negotiated transactions, including in distributions to shareholders or partners or other persons affiliated with the Selling securities holder.

The distribution of the Selling securities holders shares may be effected from time to time in one or more transactions (which may involve crosses or block transactions) in the following types of transactions:

1.   Over-the-counter market sales
2.   Privately negotiated sales
3. By writing of options on the shares (whether such options are listed on an options exchange or otherwise).

Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.
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If the Selling securities holders effect such transactions by selling the shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling securities holders or commissions from purchasers of the shares for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents might be in excess of those customary in the types of transactions involved).

A Selling securities holder and any brokers, dealers or agents that participate in the distribution of the securities might be deemed to be underwriters, and any profit on the sale of the securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

A Selling securities holder may pledge the shares from time to time in connection with such Selling securities holder's financing arrangements. To the extent any such pledgees exercise their rights to foreclose on any such pledge, and sell the shares, such pledgees may be deemed underwriters with respect to such shares and sales by them may be effected under this Prospectus. The Company will not receive any of the proceeds from the sale of any of the shares by the Selling securities holder.

Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the shares may not simultaneously engage in market making activities with respect to the shares for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling securities holders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the shares by the Selling securities holder.

Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.


Transfer Agent: The Transfer Agent with respect to the Shares is Computershare Investor Services Inc., Lakewood, Colorado.


Legal Matters: The legality of the Shares offered will be passed on for the Company by Dennis Brovarone, Attorney at Law, Littleton, Colorado. Mr. Brovarone is also a Director of Innovative Medical Services.


Experts: The Financial Statements incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB for the year ended July 31, 2000 have been so incorporated in reliance on the report of Miller and McCollom, Certified Public Accountants, given on the authority of said firm as experts in auditing and accounting.


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NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION
OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES UNDERLYING THE CLASS A WARRANTS OFFERED BY THIS PROSPECTUS OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES AND THE CLASS A WARRANTS IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

TABLE OF CONTENTS

Where You Can Get More Information..................................... 2
Certain Information We Are Incorporating by Reference.................. 3
Forward Looking Statements............................................. 3
Prospectus Summary..................................................... 4
Risk Factors........................................................... 5
Description of Securities. ............................................ 6
Selling Securities Holders............................................. 7
Plan of Distribution................................................... 7
Transfer Agent ........................................................ 8
Legal Matters.......................................................... 8
Experts................................................................ 8


UNTIL  MARCH 23, 2001 (25 DAYS AFTER THE DATE OF THIS  PROSPECTUS),  ALL DEALERS
EFFECTING   TRANSACTIONS   IN  THE   REGISTERED   SECURITIES,   WHETHER  OR  NOT
PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.


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                              PROSPECTUS
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